Signature Leisure, Inc.
                          100 Candace Drive, Suite 100
                               Maintland, FL 32751

June 5, 2006

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 3720
Washington, D.C.  20549

Re:      Signature Leisure, Inc.
         Request for Acceleration of Registration Statement on Form SB-2 File No. 333-126509

Dear Mr. Spirgel:

         Signature Leisure, Inc., (the "Company") hereby requests acceleration of the effectiveness of its Registration Statement (the "Registration Statement") on Form SB-2 (File No. 333-126509), filed on July 11, 2005 (and subsequently amended, most recently by the filing of Amendment No. 5 to the Form SB-2 on May 26, 2006), as of 10:00 am Eastern Time on June 6, 2006, or as soon thereafter as is practicable.

         In addition to our request for acceleration of the effectiveness of the Registration Statement, the Company hereby acknowledges that:

         o Should the U. S. Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

         o The Company may not assert the Staff's comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any questions or comments regarding this filing to Christopher J. DeLise, Esq. at (305) 539-3319 of Kirkpatrick & Lockhart Nicholson Graham LLP, counsel to the Company.

                                            Very truly yours,


                                            /s/  Stephen W. Carnes
                                            ----------------------
                                            Stephen W. Carnes
                                            President

cc:      Albert G. Pappas, U.S. Securities and Exchange Commission